Combining innovation leaders to revolutionize aortic treatments January 2016 Filed by Endologix, Inc.       Pursuant to Rule 425 Under the Securities Act of 1933       and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934       Subject Company: TriVascular Technologies, Inc.       Commission File No.: 001-36419

Safe Harbor Endologix and TriVascular will remain separate operational entities until the closing of the proposed merger transaction. Until closing, Endologix will not offer TriVascular products and TriVascular will not offer Endologix products. Forward-Looking Statements This presentation includes statements that may be forward-looking statements. The words “believe,” “expect,” “anticipate,” “project” and similar expressions, among others, generally identify forward-looking statements. Endologix and TriVascular caution that these forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially from those indicated in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the likelihood that the transaction is consummated on a timely basis or at all, including whether the conditions required to complete the transaction will be met, realization of the expected benefits of the transaction, competition from other products, changes to laws and regulations applicable to our industry, status of our ongoing clinical trials, clinical trial results, decisions and the timing of decisions of regulatory authorities regarding our products and potential future products, risks relating to foreign currency fluctuations, financial guidance and forecasts and a variety of other risks. Additional information about the factors that may affect the companies’ operations is set forth in Endologix’s and TriVascular’s annual and periodic reports filed with the Securities and Exchange Commission (the “SEC”). Neither Endologix nor TriVascular undertakes any obligation to release publicly any revisions to forward-looking statements as a result of subsequent events or developments, except as required by law. Additional Information and Where to Find It In connection with the proposed merger, Endologix has filed a registration statement on Form S-4, which was declared effective on January 7, 2016 and includes a prospectus and related materials to register the shares of Endologix common stock to be issued in the merger, a proxy statement/prospectus of Endologix and TriVascular, and other documents concerning the proposed merger, with the SEC. The registration statement and proxy statement/prospectus contain important information about the proposed merger and related matters. This presentation is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares. It is also not a substitute for the Form S-4, the proxy statement/prospectus or any other relevant documents that Endologix or TriVascular have filed or may file with the SEC or send to stockholders in connection with the proposed transaction. THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED, OR TO BE FILED, WITH THE SEC CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT ENDOLOGIX, TRIVASCULAR AND THE TRANSACTIONS. TRIVASCULAR STOCKHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY AND IN ITS ENTIRETY WHEN IT BECOMES AVAILABLE BEFORE MAKING ANY DECISION REGARDING VOTING ON THE PROPOSED TRANSACTION. In addition to the SEC filings made in connection with the transaction, each of Endologix and TriVascular files annual, quarterly and current reports and other information with the SEC. Endologix’s and TriVascular’s filings with the SEC, including the proxy statement/prospectus, are available to the public free of charge at the website maintained by the SEC at http://www.sec.gov. Copies of documents filed with the SEC by TriVascular will be made available free of charge on TriVascular’s website at http://investors.trivascular.com. Copies of documents filed with the SEC by Endologix will be made available free of charge on Endologix’s website at http://investor.endologix.com. Participants in the Solicitation Endologix, TriVascular and their respective directors and executive officers may be deemed to be participants in any solicitation of proxies from TriVascular’s stockholders in connection with the proposed transaction. Information regarding Endologix’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 17, 2015; information regarding TriVascular’s directors and executive officers is available in its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 14, 2015. Other information regarding the interests of such potential participants are contained in the proxy statement/prospectus. You may obtain free copies of these documents as described in the preceding paragraph.

Building the Leading Global Innovator of Aortic Therapies Unmatched Technology: EVAR + EVAS Innovation leader w/ broadest product offering Industry leading clinical evidence Robust and Sustainable Growth: 20% CAGR through 2020 & beyond ~200 person sales force + distribution network Multiple product launches Accelerated Path to Profitability: Cash flow positive in 2018 Increasing gross margins $30+ million annual synergies by 2017

Building the Leading Global Innovator of Aortic Therapies Unmatched Technology: EVAR + EVAS Robust Growth: 20% CAGR through 2020 Accelerated Path to Profitability: EBITDA accretive by 2018

# Only Company with Both EVAR and EVAS Solutions

*Combined ELGX and TRIV portfolio*

## EVAR



*TriVascular Ovation®*

- Proximal fixation
- Ultra-low profile
- Polymer sealing ring
- Highly flexible



*Endologix AFX®*

- Anatomical Fixation
- Preserve bifurcation
- Infra/suprarenal

## EVAS



*Endologix Nellix®*

- AAA fixation
- Complete polymer sealing
- Infrarenal + ChEVAS
- Lowest endoleaks

*CAUTION: Nellix is an investigational Device. Limited by federal (United States) law to investigational use only.*

Endologix

5

Broadest Patient Applicability % Patients within FDA IFU* *Based on FDA Labeled Neck Indications for infrarenal devices Derived from M2S Database of 43,000 AAA CT Scans Represents treatment applicability post merger with AFX, Ovation and Nellix (all CE marked)

Significant Clinical Evidence To Drive Adoption 2016 2017 2016 2017 2016 2017 4,300+ Patients Enrolled by 2017 IDE/CAP/PAS Global Registry LIFE LUCY TriVascular OVATION 4 years IDEs PEVAR LEOPARD Endologix AFX 7+ years Global Registry IDE/CAP Complex Endologix NELLIX 1 year Years of follow-up

Proven ability to treat a broad range of patients First ever prospective, all-comers EVAS study EVAS FORWARD Global Registry 1 year 0.7% overall endoleak rate at 1 year follow up Endoleak 1.4% aneurysm-related mortality ARM 300 patients 30 sites Nellix Clinical Results 37% patients off-IFU Anatomy 5.1% all cause mortality ACM ENGAGE Registry 1.5% 7.4% 9.8% 18%

Key Milestones to Nellix US Approval* Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar 2016 2017 Presentation of 1 year IDE clinical data *Based upon current timelines and assumptions PMA Module 2 PMA Approval* FDA Review PMA Module 4

Building the Leading Global Innovator of Aortic Therapies Unmatched Technology: EVAR + EVAS Robust Growth: 20% CAGR through 2020 Accelerated Path to Profitability: EBITDA accretive by 2018

$4.7B Aortic Aneurysm Market Opportunity TAA Opportunity Treated – 49% Complex AAA Opportunity Treated – 28% Traditional AAA Opportunity Treated – 78% $4.7B $ Billions CAGR 5% CAGR 4% CAGR 9%

2016 Salesforce Milestones 1Q 2016 2Q 2016 3Q 2016 4Q 2016 Deal Close Train and Launch Ovation iX in U.S. and EU Train and Launch Nellix in EU Train and Launch AFX2 in U.S. Cross-selling Train and Launch AFX2 in EU Train for Nellix Launch Following PMA Approval ~200 experienced aortic specialists and agents worldwide 30% increase over 2015 Multiple new product launches in 2016 Customers in 44 countries across five continents

3 Product Platforms = Competitive Advantage Proximal Fixation Anatomical Fixation Aneurysm Sealing EVAR EVAS Competition Only Company providing physicians and hospitals with multiple device solutions for each patient

Juxtarenal <5mm Best Positioned to Capture Complex EVAR Market Opportunity Short Neck Infrarenal 5mm – 10mm Suprarenal Type IV AAA No neck 2020 Complex AAA Market: $1.5 Billion NELLIX CHEVAS OVATION ALTO

U.S. Europe Asia Pacific Latin America Robust New Product Pipeline* 2015 2016 2017 2018 2019 2020 (Japan) (China) (Japan) (Brazil) (Argentina) (Japan) (Brazil, Argentina) CHEVAS CHEVAS CHEVAS THORACIC * Post-merger estimated regulatory approvals CHEVAS

Building the Leading Global Innovator of Aortic Therapies Unmatched Technology: EVAR + EVAS Accelerated Path to Profitability: EBITDA accretive by 2018 Robust Growth: 20% CAGR through 2020

Forecasted Merger Synergies Public Co Support function overlap R&D leverage Vertical integration Facility leverage Sales & Marketing synergies * Excludes the impact of TRIV PPA Clear visibility to forecasted synergies Programs to drive vertical integration … PTFE, Polymer, Insourcing Shared Service model for support functions … simplify and standardize ~$150 Total synergies

Integration: Top Priorities Providing the most comprehensive AAA product line on the path to profitability Optimize Sales Force Cross training Distributor transitions New product launches Minimize Disruption Dedicated integration teams Isolate key programs (nellix) Experienced executive team Successfully Capture Synergies Sales force consolidation Vertical integration Eliminate redundancies

Forecasting Significant Growth and Leverage ELGX 2015 TRIV 2015(3) Combined 2015 Fcst ELGX 2020 Fcst Comments Sales $154-$157M $36-39M $190-$196M $425-$480M 20% CAGR(2) Gross Margin %(1) 68% 62% 67% 74% +7 pts R&D % ~25% ~50% ~30% ~12% Investing at industry Standards SG&A % ~70% ~150%+ ~85% ~40% Sales leverage EBITDA ($33M)+ ($49M)+ $(82M) $95M+ Cash flow positive & accretive in 2018 $215-$250M 20% Revenue CAGR and 20% EBITDA Margin Non-GAAP gross margin excludes impact from purchase price accounting CAGR based on $480M in 2020 Sales Based on TRIV guidance on Aug 4, 2015, TRIV has not issued guidance since that date

Summary Most Comprehensive AAA Product Line est device for each patient Market expanding new product pipeline Traditional AAAs, Complex AAAs and Thoracic ~30% Larger Global Sales Force Significant Clinical Evidence Over 4,300 patients in 2017 Top Tier Forecasted Financial Performance: Revenue CAGR of 20% Gross margins 70%+ EBITDA margin of 20% by 2020

Treat more patients more effectively